Exhibit 99.5
CERTIFICATION OF

PRINCIPAL FINANCIAL

OFFICER
I, Andre Mainella,

certify that:
1.

I have reviewed this annual report on Form 40-F of PyroGenesis

Canada Inc.;
2.

Based on

my knowledge,

this

report does

not contain

any untrue

statement

of a

material fact

or omit

to state

a
material fact necessary

to make the

statements made,

in light of

the circumstances

under which such

statements
were made, not misleading with respect to the period covered by this report;
3.

Based

on

my

knowledge,

the

financial

statements,

and

other

financial

information

included

in

this

report,

fairly
present in all

material respects the

financial condition, results

of operations and

cash flows of

the registrant as

of,
and for, the periods presented

in this report;
4.

The registrant's other certifying officer(s) and

I are responsible for establishing and maintaining disclosure controls
and

procedures

(as

defined

in

Exchange

Act

Rules

13a-15(e)

and

15d-15e))

and

internal

control

over

financial
reporting (as defined in Exchange Act Rules 13a-15(f)

and 15d-15(f)) for the registrant and have:
a.

Designed such

disclosure controls

and procedures,

or caused

such disclosure

controls and

procedures to

be
designed

under

our

supervision,

to

ensure

that

material

information

relating

to

the

registrant,

including

its
consolidated subsidiaries, is made known

to us by others within those

entities, particularly during the period

in
which this report is being prepared;
b.

Designed such internal control

over financial reporting, or

caused such internal control

over financial reporting
to

be

designed

under

our

supervision,

to

provide

reasonable

assurance

regarding

the

reliability

of

financial
reporting

and

the

preparation

of

financial

statements

for

external

purposes

in

accordance

with

generally
accepted accounting principles;
c.

Evaluated the effectiveness

of the registrant's disclosure

controls and procedures

and presented in this report
our conclusions about the

effectiveness of the

disclosure controls and procedures,

as of the end of

the period
covered by this report based on such evaluation; and
d.

Disclosed

in

this

report

any

change

in

the

registrant's

internal

control

over

financial

reporting

that

occurred
during the

registrant's most

recent fiscal year

that has

materially affected,

or is

reasonably likely

to materially
affect, the registrant's internal control over financial

reporting; and
5.

The

registrant's

other

certifying

officer(s)

and

I

have

disclosed,

based

on

our

most

recent

evaluation

of

internal
control

over

financial

reporting,

to

the

registrant's

auditors

and

the

audit

committee

of

the

registrant's

board

of
directors (or persons performing the equivalent functions):
a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are

reasonably likely

to adversely

affect the

registrant's ability

to record,

process, summarize
and report financial information; and
b.

Any fraud, whether or

not material, that involves

management or other

employees who have a significant

role
in the registrant's internal control over financial reporting.

Date: March 31
st
, 2023 By: /s/ Andre Mainella
Andre Mainella
Chief Financial Officer
(Principal Financial Officer)